UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2025

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

Origin R&D Center, Shuangbutou Village Xushuang Road, Songzhuang Town Tongzhou District, Beijing China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment of Director to the Board of Directors of Origin Agritech Limited

Dr. Changqing Mao

Dr. Changqing Mao, 53, joined the Board of Directors of Origin Agritech Limited (“Company”) as an independent board member, effective September 12, 2025.

Dr. Changqing Mao has been the Co-Chairman of the Innovation and Entrepreneurship Research Center of China Agricultural University since 2023. Dr.Mao has served as the General Manager of CITIC AgriScience Co., LTD. From 2016 to 2023, the chairman of Yuan Longping Agricultural High-Tech Co., LTD., from 2019 to 2023, and the chairman of CITIC Agricultural Industry Fund Management Co., LTD. from 2016 to 2023, among others. He has successively worked in the Policy System Reform and Legal Affairs Department of the Ministry of Agriculture, Xiangcai Securities, Guosen Securities, CITIC Securities, and other units.

Dr. Changqing Mao has a BA from China Agricultural University in Economics, an MBA from Guanghua School of Management, Peking University, and a Doctor of Law degree from Jilin University.

Mr. Siu Laam Hau

Mr. Siu Laam Hau, 40, joined the Board of Directors of Origin Agritech Limited as an independent board member, effective September 12, 2025.

Mr. Siu Laam Hau is currently an executive director of Asian Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Mr. Hau has over 15 years of experience in corporate finance, corporate advisory services, and auditing.

Mr. Hau obtained a degree of Bachelor of Arts with a major in Accountancy and a minor in Corporate Finance from The Hong Kong Polytechnic University in December 2006, and is a member of the Hong Kong Institute of Certified Public Accountants.

Resignation of Ms. Wang Faye, Mr. Mike Trimble, Mr. Lin Min, and Mr. Chi Kin Cheng

Ms. Fei Wang, Dr. Michael Trimble, and Dr. Min Lin resigned, as of September 12, 2025, as independent directors of the Company to pursue other business and personal endeavors.

Mr. Chi Kin Cheng has resigned his position as a director and will remain as Chief Financial Officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ Yan Weibin
	Name:	Yan Weibin
	Title:	Chief Executive Officer

Dated: September 12, 2025